Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)
Suite 1201 - 1166 Alberni Street
Vancouver, BC  V6E 3Z3

Item 2.	Date of Material Change

May 11, 2010

Item 3.	News Release

The News Release dated May 11, 2010 was disseminated via Canadian Custom Disclosure Network, US Wire: California, International Wire: European Investor Network - Metals & Mining

Item 4.	Summary of Material Change

Entree Gold reported the first ore reserves calculated on the Hugo North Extension deposit.  These reserves are subject to the joint venture between Entree Gold Inc., and Oyu Tolgoi LLC (“OTLLC”), a subsidiary of Ivanhoe Mines Ltd.  This press release also provided preliminary information regarding the Integrated Development Plan (“IDP10”) that will be published by Ivanhoe Mines Ltd. in detailed form.  The Integrated Development Plan provides the mine plan for the future development of the Oyu Tolgoi mining complex, including the Entree-OTLLC joint venture ground.

Item 5.	Full Description of Material Change

5.1  Full Description of Material Change

IDP10 declared the first underground mineral reserves for the Hugo North deposit, including the Hugo North Extension deposit which is located within the ground subject to a joint venture between Entree Gold Inc. and OTLLC.  The Probable Reserve for Hugo North Extension totals 27 million tonnes grading 1.85% copper and 0.72 g/t gold.   Entrée holds a 20% carried interest to production in this reserve through its joint venture with OTLLC.

IDP10 has presented two main mining scenarios: the Reserve Case (“Reserve Case”) and the Life of Mine Sensitivity Case (“LOM Sensitivity Case”).  The Reserve Case is the most likely scenario for reserves exploited in the initial underground block cave mining operation (known as Lift 1), including the reserve for Hugo North Extension. Probable Reserves and Inferred and Indicated Resources at Hugo North Extension and at the Heruga deposit are part of the LOM Sensitivity Case development and mining scenario.

In addition to the two main mining scenarios, IDP10 has presented two alternative mine production plans for the development and mining of the deposits along the Oyu Tolgoi mineralized trend including the Southern Oyu, Hugo South and Hugo North, Hugo North Extension and Heruga deposits.  Due to the nature of the deposits associated with Oyu Tolgoi, the project operators have the flexibility to consider several options for maximizing the deposits for the benefit of their stakeholders and these two altérnate scenarios provide background information as to how this flexibility could affect the development of the Oyu Tolgoi porphyry system.

Entrée has contracted AMEC Minproc to prepare a separate NI 43-101 compliant technical report for Entrée that incorporates the relevant portions of IDP10 covering the Company’s Hugo North Extension and Heruga deposits.  AMEC Minproc also prepared the IDP10 for Ivanhoe Mines.  Ernst & Young LLP was retained to advise on the development of a Real Option economic analysis of the LOM Sensitivity Case.  Entrée’s technical report will be filed on www.sedar.com within 45 days of the news release.

5.2  Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mona Forster, Vice President, Corporate Affairs
604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 20th day of May, 2010.

First Mineral Reserves for Entrée’s Hugo North Extension
Included in Initial Underground Mining at Oyu Tolgoi, Mongolia

Vancouver, B.C., May 11, 2010 - Entrée Gold Inc. (TSX:ETG; NYSE AMEX:EGI; Frankfurt:EKA - “Entrée” or the “Company”) is pleased to report the first ore reserves defined under NI 43-101 criteria on the Hugo North Extension deposit in Mongolia.

The release of the 2010 Integrated Development Plan (“IDP10”) for the Oyu Tolgoi mining complex was announced by Ivanhoe Mines Ltd. (TSX:IVN; NYSE:IVN; NASDAQ:IVN - “Ivanhoe Mines”) on May 11, 2010.  IDP10 declares the first underground mineral reserves for the Hugo North deposit, including Entrée’s Hugo North Extension deposit.  The Probable Reserve for Hugo North Extension totals 27 million tonnes grading 1.85% copper and 0.72 g/t gold.   Entrée holds a 20% carried interest to production in this reserve through a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines.

IDP10 has presented two main mining scenarios: the Reserve Case (“Reserve Case”) and the Life of Mine Sensitivity Case (“LOM Sensitivity Case”).  The Reserve Case is the most likely scenario for reserves exploited in the initial (“Lift 1”) underground block cave mining operation, including the reserve for Hugo North Extension. Probable Reserves and Inferred and Indicated Resources at Hugo North Extension and at the Heruga deposit are part of the LOM Sensitivity Case development and mining scenario.  See the discussion below and attached figures for additional details regarding the two main mining scenarios.

Greg Crowe, Entrée’s president and CEO commented, “The release of IDP10 is a crucial milestone in the history of Entrée.  It confirms the near-term production and long-term importance of the Entrée-Ivanhoe Mines joint venture deposits to the overall development of the Oyu Tolgoi porphyry system.  Few junior resource companies have the opportunity to participate in the development of a mine complex the size and caliber of Oyu Tolgoi.”

In addition to the two main mining scenarios, IDP10 presents two alternative mine production plans for the development and mining of the deposits along the Oyu Tolgoi mineralized trend including the Southern Oyu, Hugo South and Hugo North, Hugo North Extension and Heruga deposits.  Due to the nature of the deposits associated with Oyu Tolgoi, the project operators have the flexibility to consider several options for maximizing the deposits for the benefit of their stakeholders.  See the attached figures for additional details pertaining to the two alternative mine production plans presented in IDP10.

Highlights from the IDP10 in relation to Entrée include:

•	First reported mineral reserves on Entrée’s joint venture ground
•	Hugo North Extension reserves have the highest value of all the Oyu Tolgoi deposits; measured as net smelter return (“NSR”),
•	Development mining of Hugo North Extension (Lift 1) to begin Year 4, with main production commencing in Year 11
•	Mining of Heruga as proposed in LOM Sensitivity Case could commence in Year 27
•	Other alternative mining scenarios consider earlier production from Heruga - as early as Year 7.

•	Entrée’s ground is a key component of the development and potential further exploration success of the Oyu Tolgoi porphyry system
•	Commitment to ongoing exploration of the Oyu Tolgoi trend, with up to 13 km of untested potential on Entrée joint venture ground
•	Based on long term metal prices, Entrée’s current share of reserves give an NPV(8%) of US$79 million while using current metal prices give an NPV(8%) of US$134 million
•	The conceptual LOM Sensitivity Case gives Entrée’s production share using long term metal prices an NPV(8%) of US$176 million while current metal prices give an NPV(8%) of US$344 million
•
A Real Option evaluation of Entrée’s production share of the LOM Sensitivity Case using Monte Carlo simulation and forecast real long-term metal prices of US$2.00/lb copper and US$850/oz gold estimates Real Option NPV at US$264 million.

Entrée has contracted AMEC Minproc to prepare a separate NI 43-101 compliant technical report for Entrée that incorporates the relevant portions of IDP10 covering the Company’s Hugo North Extension and Heruga deposits.  AMEC Minproc also prepared the IDP10 for Ivanhoe Mines.  Ernst & Young LLP was retained to advise on the development of a Real Option economic analysis of the LOM Sensitivity Case.  Entrée’s technical report will be filed on www.sedar.com within 45 days.

Greg Crowe noted, “The two main mining scenarios are important for Entrée in that they include not only mining the Lift 1 reserves at Hugo North Extension but also bring into consideration mining of the indicated and inferred mineralization at Hugo North Extension and Heruga.  It must be emphasized that these mine plans are somewhat fluid and the actual production time frame may be subject to changes brought about by various factors such as a change in throughput or changes in economic parameters. The flexibility to bring Heruga production forward, as proposed in the second alternative production case, may be a significant benefit to Entrée's shareholders.”

Reserve Case

The Reserve Case, using Proven and Probable mineral reserves, sets out the likely path of initial mine development and includes nine open pit stages at Southern Oyu and the initial underground block cave at Hugo North (including Entrée’s Hugo North Extension).  The Reserve Case in relation to both the Hugo North and Southern Oyu deposits assumes the processing of 1.4 billion tonnes of ore over a 27 year period.  A mill expansion, from 100,000 to 160,000 tonnes per day (“tpd”), is contemplated by the end of the fifth year of operations.

The Probable Mineral Reserve for Entrée on the Hugo North Extension portion of the Hugo Dummett Deposit is the economically mineable portion of the Mineral Resources (Table 1) outlined in the 2010 Technical Report (see Entrée news release of March 31, 2010).  The Probable Mineral Reserve presented in the IDP10 is summarized in Table 2.

Table 1. Entrée-Ivanhoe Mines Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010
Deposit	Tonnage (t)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North)	117 000 000	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North)	95 500 000	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit
Heruga Javhlant	910 000 000	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000

Notes:

•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/pound for copper, US$650/ounce for gold, and US$10.50 for molybdenum;. The equivalence formula was calculated assuming that gold was 91% of copper recovery. CuEq was calculated using the formula:

CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76.

•	The contained copper, gold, copper and molybdenum in the tables has not been adjusted for metallurgical recovery.

•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

•	The mineral reserves are not additive to the mineral resources.

•	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

•
Entrée- Ivanhoe Mines Joint Venture includes a portion of the Shivee Tolgoi licence and the Javhlant licence. The Shivee Tolgoi and Javhlant JV licences are held by Entrée Gold and are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% and Entrée Gold will receive 20% of cash flows after capital and operating costs.

Table 2. Hugo North Extension Mineral Reserve, May 2010 Entrée - Ivanhoe Mines Joint Venture
Deposit	Ore (Mt)	NSR (US$/t)	Cu (%)	Au (g/t)	Recovered Metal
					Copper (lb)	Gold (oz)
Hugo Dummett Deposit
Probable Shivee Tolgoi (Hugo North Extension)	27	55.57	1.85	0.72	1 032 000 000	531 000

Notes:

•
Metal prices used for calculating the Hugo North Underground NSR are copper US$1.50/lb, gold US$640/oz, and silver US$10.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade Indicated and Inferred material assigned zero grade and treated as dilution.

•	Only indicated resources were used to report probable reserves.

•
Entrée- Ivanhoe Mines Joint Venture includes a portion of the Shivee Tolgoi licence and the Javhlant licence. The Shivee Tolgoi licence is held by Entrée Gold and is planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% and Entrée Gold will receive 20% of cash flows after capital and operating costs.

The NSR calculation reflects the net value received for the ore by the mine (after all costs and charges). An NSR has been calculated on a US Dollar per tonne basis for each of the Mineral Reserve areas.  The Hugo North Extension has the highest NSR calculated for all the deposits at Oyu Tolgoi.  The NSR of US$55.57 per tonne for Hugo North Extension is in comparison to US$51.12 per tonne for Hugo North - Ivanhoe and an overall Mineral Reserve (proven plus probable) NSR for all of Oyu Tolgoi of US$24.52 per tonne (includes open pit reserves at Southern Oyu Deposits).  The NSR value for the 27 million tonnes of probable mineral reserves on Entrée’s Shivee Tolgoi Licence is projected to be over US$1.5 billion.

Production commencement (Year 1) of the Reserve Case for all of Oyu Tolgoi is anticipated to be 2013 at the Southern Oyu open pit.  Peak production from all Oyu Tolgoi deposits in the LOM Sensitivity Case is reached in Year 8 with 58 million tonnes/year, estimated to produce 1.7 billion pounds of copper and 1.1 million ounces of gold in that year.

In the Reserve Case, for the Entrée - Ivanhoe Mines Joint Venture, ore from development at Hugo North Extension is expected to enter the production stream in Year 4 with full block cave production commencing in Year 11.  Peak production from Hugo North Extension is in Year 14 with an estimated production of 6.8 million tonnes at 1.82% copper and 0.69 g/t gold.  In the Reserve Case, production from Lift 1 at Hugo North Extension is estimated to last until Year 18.  Total capital costs for development of Hugo North underground block cave are estimated at $1.1 billion - a portion of which will be the responsibility of Entrée.  Entrée is carried to production under the terms of the Entrée-Ivanhoe Mines joint venture and capital costs need only be repaid from 90% of production revenues.

The NPV(8%) of the Entrée share of Lift 1 at Hugo North Extension is estimated at US$79 million (using US$2.00/lb copper,US$850/oz gold and US$13.50/oz silver), while at current metal prices of US$3.13/lb copper and US$1208/oz gold Entrée’s production has an NPV(8%) of US$134 million (silver and molybdenum prices unchanged.)

Life of Mine Sensitivity Case

A separate LOM Sensitivity Case is intended to show the significant, long-term potential of all classifications of current mineral resources at Oyu Tolgoi and extends the mine inventory to add Inferred Resource material from the planned second lift (“Lift 2”) in Hugo North (to include Hugo North Extension), Hugo South and an underground block cave for the Heruga deposit.  This scenario projects a 59 year mine life and processing 3.01 billion tonnes of ore.

The LOM Sensitivity Case includes the Lift 1 mineral reserves plus Lift 2 indicated and inferred mineral resources.  The LOM Sensitivity Case produces over 100% more copper and gold than the Reserve Case and adds an additional revenue stream from molybdenum produced from a potential Heruga block cave.

The LOM Sensitivity Case is a preliminary assessment that includes an economic analysis based, in part, on inferred mineral resources. It does not have as high a level of certainty as the Reserve Case. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the LOM Sensitivity Case will be realized.

If this LOM Sensitivity Case is implemented, production from Hugo North Extension Lift 2 would commence around Year 15 and reach a potential maximum production around Year 22 of approximately 14.8 million tonnes/year  comprising 500 million pounds of copper, 200,000 ounces of gold and 1.75 million ounces of silver.  Production from Hugo North Extension Lift 2 is estimated to continue until year 32 and total 122 million tonnes averaging 1.42% copper and 0.44 g/t gold.

Heruga would come on stream around Year 27, with maximum production reached around year 54.  In Year 54, Heruga is estimated to produce around 24.5 million tonnes to yield approximately 150 million pounds of copper, 450,000 ounces of gold, 900,000 ounces of silver and 3.5 million pounds of molybdenum. Molybdenum production is estimate to peak around Year 56 at approximately 7.25 million pounds.  Production at Heruga (assuming no additional economic mineralization is outlined) is projected to continue until Year 59 and to total 615 million tonnes averaging 0.41% copper, 0.46 g/t gold and 127 ppm molybdenum.

Greg Crowe further noted, “This increased resource at Heruga is extremely significant in that it clearly demonstrates the upside potential to this growing deposit.  Heruga hosts some of the highest gold-copper ratios at Oyu Tolgoi along with significant molybdenum content.  It has been traced northwards onto Ivanhoe’s Oyu Tolgoi concession and remains open to the north.  More importantly for Entrée, geological and geophysical data suggests a potential offset to the Heruga deposit southwest of the area of the drilled inferred resource.  There remains an additional 4 kilometres of highly prospective untested ground on Entrée’s Javhlant mining license. Testing of this area is part of Ivanhoe’s 2010 exploration program.”

Joint Venture resource inventories used in the LOM Sensitivity Case are summarized in Table 3 below:

Table 3. Life of Mine Sensitivity Case - Mineral Resource Inventory Entrée-Ivanhoe Mines Joint Venture only
Cut off (CuEq%)	Tonnes (M t)	Cu %	Au g/t	Mo (ppm)	Cu (Billion lb)	Au (Million oz)
HNE-Lift 1	27	1.85	0.72	-	1.03	0.53

HNE-Lift 2	122	1.42	0.44	-	3.48	1.44
Heruga	615	0.41	0.46	127	4.54	6.60
TOTAL-HNE Lift 2 & Heruga	737				8.02	8.04

Notes:

•
Hugo North Extension (“HNE”) Lift 1 is a Probable Mineral Reserve.  HNE Lift2 and Heruga reflect conceptual block caves within Inferred Mineral Resources. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•	The Mineral Reserves are not additive to the Mineral Resource.

•
For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade Indicated and Inferred material assigned zero grade and treated as dilution.

•
Entrée Gold - Ivanhoe Mines Joint Venture holds the Shivee Tolgoi and Javhlant licences. The Shivee Tolgoi and Javhlant JV licences are held by Entrée Gold and are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% and Entrée Gold will receive 20% of cash flows after capital and operating costs.

Heruga would be a completely stand alone underground operation, independent of other Oyu Tolgoi underground development, and provides considerable flexibility for mine planning and development.

Ongoing exploration efforts at Oyu Tolgoi are directed at upgrading Inferred Resources to categories with higher confidence levels.  A substantial amount of the Inferred Resources to be upgraded lie within the Entrée-Ivanhoe Mines Joint Venture ground.  In addition, the Oyu Tolgoi mineralized trend covers 20 kilometres, approximately 12 kilometres on the Entrée-Ivanhoe Joint Venture ground, and much of the trend has not been extensively drill tested.

The LOM Sensitivity Case, which is effectively a preliminary assessment that includes an economic analysis based, in part, on inferred mineral resources, does not have as high a level of certainty as the Reserve Case. There is no certainty that the LOM Sensitivity Case will be realized.  Production and financial results from the two scenarios are summarized in Table 4 below.

Table 4. IDP10 Summary Production and Financial Results - Entrée Gold
Description	Units	Reserve Case	Life of Mine Sensitivity Case (includes Inferred Resource)
Inventory		Mineral Reserve	Mineral Reserve and Inferred Resources
Production Rate (average)	Mt/a	51.6	51.1
Total Processed	Mt	1 393	3 013
Entrée-Ivanhoe Mines Joint Venture Property Results
Processed	Mt	27	765
NSR	US$/t	55.57	20.77
Cu Grade	%	1.85	0.62
Au Grade	g/t	0.72	0.47
Copper Recovered	Billion lb	1.0	9.1
Gold Recovered	Moz	0.5	8.6
NPV (8%) After Tax (long term prices)	US$M	79	176
NPV (8%) After Tax (current prices)	US$M	134	344

Notes:

•
Metal prices used for calculating the underground NSR are: copper US$1.50/lb, gold US$640/oz, silver US$10.50/oz, and molybdenum US$10.50/lb. Based on long-term metal price forecasts at the beginning of the mineral reserve work and still believed to be valid.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payments terms, transport costs, metallurgical recoveries and royalties.

•	Long term metal prices used in the NPV economic analyses are: copper US$2.00/lb, gold US$850/oz, silver US$13.50/oz, molybdenum US$13.50/lb.

•	Current metal prices used in the NPV economic analyses are: copper US$3.13/lb, gold US$1,208/oz, (silver US$13.50/oz, and molybdenum US$13.50/lb - unchanged from long term pricing).

•
Under the NI 43-101 guidelines, inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the LOM Sensitivity Case will be realized.

The NPV (8%) of the Entrée share in the LOM Sensitivity Case is estimated at US$176 million (using US$2.00/lb copper, US$850/oz gold, US$13.50/oz silver, US$13.50/lb molybdenum), while at current metal prices of US$3.13/lb copper and US$1208/oz gold Entrée’s production has an NPV (8%) of US$344 million (silver and molybdenum prices unchanged.)

Real Option Analysis of the LOM Sensitivity Case

A Dynamic Discounted Cash Flow (“Dynamic DCF”)and Real Option evaluation model was constructed to investigate whether the explicit recognition of price reversion and other metal price uncertainty characteristics affect the long-term cash flows generated by Entrée’s production share from the conceptual LOM Sensitivity Case and the uncertainty characteristics associated with this cash flow.  This evaluation model uses stochastic Monte Carlo simulation to approximate the uncertainty characteristics of copper, gold, and molybdenum prices.   The model is based on the same assumptions, production and cost forecasts, discount rates and long-term metal-price forecasts of the LOM Case presented in the previous section.

The Real Option method is an alternative approach for estimating project net present value (“NPV”).  There is extensive academic literature regarding the Real Option method and it is being studied by some mining companies as an alternative to the DCF method.  The DCF and Real Option methods are differentiated by how each method adjusts uncertain cash flows for risk during the NPV calculation.  A single risk-adjusted discount rate reflecting aggregate project risk is used by the DCF method to adjust project net cash flows for risk and time.  In contrast, the Real Option method adjusts the primary individual sources of cash flow uncertainty (e.g., metal price) for risk before calculating net cash flow and adjusting for the time value of money.  Both of these methods may be extended to recognize the value benefits of management flexibility.

The long-term nature of the cash flows from Entrée’s production share in the LOM Sensitivity Case may require modeling of price reversion in copper and molybdenum prices.  Metal-price reversion is a characteristic whereby spot metal prices fluctuate around a long-term equilibrium level in constant (real) dollar terms. The metal spot price tends to decrease when the spot price is above the equilibrium level and increase when it is below this level.  Price reversion causes long-term metal price uncertainty to be confined to a narrower range than would prevail without reversion as the possibility of sustained periods of very high or low prices with respect to the equilibrium level is reduced.  Reversion in copper and molybdenum prices was confirmed with econometric statistical analysis of historic metal prices.  This analysis was combined with general market information and the Entrée metal-price forecasts to estimate parameters for the metal-price-uncertainty models and the associated risk adjustments used in the Real Option analysis.

Table 5. LOM Sensitivity Case Results of The Real Option And Dynamic DCF Analysis Using Monte Carlo Simulation
Cash flow type	NPV or cumulative net cash flow (US$ million; real; after-tax)
Cumulative net cash flow	1 687
Cumulative time-discounted net cash flow	722
	Dynamic DCF	Real Option	IDP10 DCF
Net present value	187	264	176

The Real Option and Dynamic DCF NPV results are not the same because of differences related to risk adjustment and the ability to recognize the effect of price reversion on cash-flow uncertainty.  Price reversion and its impact on project NPV is recognized by the Real Option method but not by the Dynamic DCF method when using a single discount rate.  In this evaluation situation, the Real Option method tends to value each dollar of project net cash flow more highly than the Dynamic DCF method.

The Dynamic DCF NPV from the Monte Carlo analysis is slightly higher than the DCF NPV reported in previous sections because it uses the (higher) copper spot prices on December 31, 2009, to start the simulation of metal prices.  The copper price reverts from this starting point to Entrée’s long-term forecast price over time, such that the expected copper price during the first 10 years of production is higher than forecast.

It is not asserted that either the Real Option method or Dynamic DCF method provides more insightful evaluation results than the other. In addition, the Real Option and Dynamic DCF NPVs provided in this section cannot be considered a fair market value or fair value estimate under the guidelines of the Canadian Institute of Chartered Business Valuators as there may be other factors and risks that should be considered and other analyses to be performed when estimating such values.

Alternative Scenarios

Two additional indicative options (alternative cases) were also discussed under the LOM Sensitivity Case scenario. These options highlight the considerable flexibility with respect to mine development available to the project operators and could significantly benefit Entrée if the joint venture deposits are mined earlier than contemplated within the Reserve Case scenario.

One scenario (“Alternative Production Case A”) examined the operation of Hugo South as an open pit, along with a 25,000 tpd underground operation at Heruga.  This option could increase mine production levels to 213,000 tpd.  Production at Heruga could commence approximately 10 years after first production of the open-pit Southern Oyu deposits, currently expected around 2013.

The second alternative (“Alternative Production Case B”) retained Heruga as a 75,000 tpd operation (as was proposed in the LOM Sensitivity Case scenario) resulting in production levels of 265,000 tpd.  Under this scenario, the production from Heruga would be moved forward to commence approximately 7 years after first production of the open-pit Southern Oyu deposits.

Moving Heruga production forward would have a significant impact on the economics of the deposit. No economic parameters are provided for the indicative options described above, as under NI 43-101 guidelines inferred resources are too speculative to have economic considerations applied to them that would allow categorization as mineral reserves, and as such there is no certainty that the preliminary assessment will be realized.

Entrée-Ivanhoe Mines Joint Venture

Entrée’s joint venture with Ivanhoe Mines (through its subsidiary Oyu Tolgoi LLC) provides that Entrée holds a 20% interest in any mineralization lying below a depth of 560 metres and a 30% interest in any mineralization occurring from surface to a depth of 560 metres.  Entrée may choose to be carried through to production by way of debt financing from Ivanhoe Mines with interest accruing at prime plus 2%.  This debt can be repaid in whole or in part from time to time or repayable by Entrée monthly from (and only from) 90% of the available cash flow arising from the sale of its share of products as defined within the joint venture agreement.  This arrangement ensures that Entrée cannot be diluted down from its 20% or 30% position.

Preparation of IDP and Qualified Persons

The IDP10 was prepared under the supervision of AMEC Minproc Limited. Bernard Peters, as Oyu Tolgoi Study Director for AMEC Minproc Limited and Qualified Person as defined in National Instrument 43-101, has reviewed, verified and approved the technical contents of this news release.

The Qualified Persons and their areas of responsibility in relation to the Technical Report are:

•
Bernard Peters, B.Eng. (Mining), M. AusIMM (201743), employed by AMEC Minproc Limited as Principal Mining Consultant, was responsible for the overall preparation of the report and, in particular, the open-pit mineral reserve estimate of the Technical Report.

•
Scott Jackson, B.Sc. (Hons), CFSG, M. AusIMM (201735), employed by Quantitative Geoscience Pty. Ltd. (trading as “Quantitative Group” and “QG”) as Principal Consultant, was responsible for preparation of the Mineral Resources.

•
John Vann, B.App.Sc., B.Sc. (Hons), M.Sc., F.Aus.I.M.M. (103352), F.A.I.G., M.S.E.G, employed by Quantitative Geoscience Pty. Ltd. (trading as “Quantitative Group” and “QG”) as Principal Consultant, was responsible for preparation of the Mineral Resources.

•
Albert Chance, B.App.Sc., Association of Professional Engineers of the Province of British Columbia (no. 16370), an employee of Golder Associates Ltd., was responsible for preparation of the subsection on Open Pit Mine Geotechnical.

•
George R Stephan, E.M. (Engineer of Mines), MBA, Qualified Professional Member Mining and Metallurgical Society of America an employee of Stantec Mining (formerly McIntosh Engineering), was responsible for the underground mineral reserve estimate of the Technical Report.

•	Jarek Jakubec, C.Eng., an employee of SRK Consulting Inc., was responsible for preparation of the subsection on Underground Mine Geotechnical Sections
•	Dean David, B.App.Sc. (Metallurgy), AusIMM.(102351), employed by AMEC Minproc Limited as Process Consultant, was responsible for preparation of the Processing Sections.
•	Bruce Brown, PE.PhD., employed by Rio Tinto Technology and Innovation as Principal Advisor - Water, Waste and Tailings, was responsible for preparation of the Tailing Storage Facility Sections.

FIGURES
Figure A1
Processing by Source - Reserve Case

Figure A2
Processing by Source - Life of Mine (Sensitivity) Case

Note: EJV is the Entrée Gold - Ivanhoe Mines Joint Venture.

Figure A3
Entrée Cumulative Cash Flow - Reserve Case

Figure A4
Entrée Cumulative Cash Flow - Life of Mine (Sensitivity) Case

Figure A5
Entrée Cumulative Cash Flow - Reserve Case

Figure A6
Entrée Cumulative Cash Flow - Life of Mine (Sensitivity) Case

Figure A7
Alternative Production Case A (1)

Figure A8
Alternative Production Case B (1)

(1)
Under the NI 43-101 guidelines, inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the results will be realized.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide exploration and development of gold and copper prospects. The Company flagship property is in Mongolia, where it holds two mining licences (Shivee Tolgoi and Javhlant) and one exploration licence (Togoot). Lookout Hill completely surrounds the 8,500-hectare Oyu Tolgoi project of Ivanhoe Mines, and hosts the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  A portion of the Shivee Tolgoi mining licence and the entirety of the Javhlant mining licence are subject to a joint venture with Ivanhoe Mines, through its subsidiary Oyu Tolgoi LLC (formerly known as Ivanhoe Mines Mongolia Inc. XXK - “IMMI”).

Under the terms of the joint venture, Entrée is carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines’ actual cost of capital or prime +2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.

The Company continues to explore its landholdings in Mongolia while also evaluating new opportunities throughout eastern Asia.  Entrée is exploring the Huaixi copper project in Zhejiang Province in China, under the terms of an agreement with the No. 11 Geological Brigade.

In North America, the Company is exploring for porphyry-related copper systems in Arizona and New Mexico under two agreements with Empirical Discovery LLC. In 2009, Entrée optioned two contiguous properties, Blackjack and Roulette, in the Yerington porphyry copper district of Nevada through option agreements with HoneyBadger Exploration Ltd. and Bronco Creek Exploration Inc.

 In November 2009, Entrée announced an agreement with PacMag Metals Limited to implement Australian Schemes of Arrangement to acquire all of the issued shares and options of PacMag.  PacMag holds the rights to land contiguous with the Blackjack and Roulette properties and hosts the Ann Mason deposit. In British Columbia, Entrée has the right to earn 100% interest in the early stage copper-molybdenum Crystal property through an agreement with Taiga Consultants Ltd.

The Company is also seeking additional opportunities to utilize its expertise in exploring for deep and/or concealed ore deposits.  With a treasury of approximatelyC$40 million, the Company is well funded for future activities.

Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 15% and 14% of issued and outstanding shares, respectively.

FURTHER INFORMATION
Monica Hamm, Manager, Investor Relations Entrée Gold Inc. Tel: 604-687-4777 Toll Free: 866-368-7330 E-mail: mhamm@Entréegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events.   In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These include, but are not limited to: timing for first production; expansion of processing plant from 36.5 mtpy to 58 mtpy by the sixth year; expected payback period of capital; mine life under the Reserve and Life of Mine Sensitivity Case and the anticipated yearly production, including average annual production; peak single year production; the ability of the mine development to support an expansion to 265,000 tonnes per day; anticipated production and financial results; statements respecting anticipated business activities; the timing of commencement of full construction of the Oyu Tolgoi Project; the estimated timing and cost of bringing the Oyu Tolgoi Project into commercial production; anticipated future production and cash flows; target milling rates; the ability of the partners to arrange financing for construction of the Oyu Tolgoi Project; the impact of amendments to the laws of Mongolia and other countries in which Entrée carries on business; and other statements that are not historical facts. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.